UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November 2020

Commission File Number: 001-38303
______________________

WPP plc
(Translation of registrant's name into English)
________________________

Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F ___

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), WPP plc and its subsidiaries (the “Company”) may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors that may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company’s exposure to changes in the values of major currencies other than the UK pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Company’s Form 20-F for the year ended 31 December 2019, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in the oral or written public statements should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved.

The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Executive Performance Share Awards dated 27 November 2020, prepared by WPP plc.

FOR IMMEDIATE RELEASE	27 November 2020

WPP plc ("WPP")

Executive Performance Share Awards

The Executive Performance Share Plan (EPSP) is WPP's long term incentive scheme approved by shareholders at the 2013 Annual General Meeting. On 24 November 2020, awards were made to the 2020 participants which comprise WPP's two Executive Directors, as set out in the table below, and other select senior executives within the Group's operating companies.

Executive Director	Number of shares awarded
Mark Read	460,464
John Rogers	299,554

Awards take the form of nil-cost options, which are exercisable over WPP shares or ADRs and the amounts stated represent the maximum possible opportunity.

The extent to which awards become exercisable in 2023 will depend on WPP's performance over the three-year performance period from 1 January 2020 to 31 December 2022.

Awards are subject to three equally weighted performance conditions: three-year average Return on Invested Capital (ROIC), cumulative Adjusted Free Cash Flow (AFCF), and relative Total Shareholder Return (TSR).  Achieving the threshold performance requirement will result in a vesting opportunity of 20% for that element. The vesting opportunity will increase on a straight-line basis to 100% of the award for maximum performance.

In approving these awards and performance conditions, the WPP Compensation Committee considered a broad range of factors taking into account feedback collected through consultation with shareholders.

Notes

1)   Consultation was undertaken with shareholders in November 2020 following an undertaking given in our 2019 Compensation Committee Report

2)   These awards were made in accordance with the terms of the 2020 Directors' Compensation Policy as approved by shareholders on 10 June 2020

3)   To the extent that each element of a conditional award does not vest at the end of the three- year performance period it will lapse

4)   Additional shares will be awarded at vesting in lieu of dividends on the shares that vest

5)   Awards to Executive Directors are subject to an additional two-year post-vesting holding period

Contact:

Chris Wade, WPP
+44 (0)20 7282 4600

Richard Oldworth, Buchanan Communications
+44 (0)7710 130634

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mark Read
b)	Position/status	Chief Executive Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer
a)	Full name of the entity	WPP plc
b)	Legal Entity Identifier code	549300LSGBXPYHXGDT93
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	Ordinary shares of 10 pence each ('Ordinary Shares') ISIN: JE00B8KF9B49
b)	Nature of the transaction	Grant of conditional awards over WPP plc ordinary shares under the WPP plc Executive Performance Share Plan
c)	Price(s) and volume(s) (Number of WPP ordinary shares or WPP ADRs sold or purchased and price per share/ADR)
		Price(s)	Volume(s)
		Nil cost option	460,464

d)	Aggregated information - Aggregated number - Aggregated Price - Total	N/A (single transaction)
e)	Date of the transaction	24 November 2020
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	John Rogers
b)	Position/status	Chief Financial Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer
a)	Full name of the entity	WPP plc
b)	Legal Entity Identifier code	549300LSGBXPYHXGDT93
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	Ordinary shares of 10 pence each ('Ordinary Shares') ISIN: JE00B8KF9B49
b)	Nature of the transaction	Grant of conditional awards over WPP plc ordinary shares under the WPP plc Executive Performance Share Plan
c)	Price(s) and volume(s) (Number of WPP ordinary shares or WPP ADRs sold or purchased and price per share/ADR)
		Price(s)	Volume(s)
		Nil cost option	299,554

d)	Aggregated information - Aggregated number - Aggregated Price - Total	N/A (single transaction)
e)	Date of the transaction	24 November 2020
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 27 November 2020.	By: ______________________
Balbir Kelly-Bisla
Company Secretary